UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 23, 2015	By:	/s/ Margaret Taylor
	Name:	Margaret Taylor
	Title:	Group Company Secretary

bhpbilliton
BHP Billiton Plc
Notice of Meeting 2015
This document is important and requires your immediate attention. Please read it straight away. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in BHP Billiton Plc, please send this document, together with accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Our Charter
We are BHP Billiton, a leading global resources company.
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
Our Values
Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed. Our operational discipline and financial strength enables our future growth. Our shareholders receive a superior return on their investment. Andrew Mackenzie Chief Executive Officer 2 BHP Billiton Plc Notice of Meeting 2015

Invitation from the Chairman
10 September 2015
Dear Shareholder
I am pleased to invite you to BHP Billiton Plc’s 2015 Annual General Meeting (AGM). The meeting will be held on Thursday, 22 October 2015 at the QEII Centre, London. The AGM is an important part of BHP Billiton’s overall approach to governance, which is outlined in more detail below. The AGM gives you the opportunity to talk to your Directors and senior management team, ask questions, and vote on items of business. The items of business are explained in this Notice of Meeting.
Board renewal and succession planning
In March of this year, Keith Rumble retired from the BHP Billiton Board to join the Board of South32. Carlos Cordeiro has also chosen to retire at this year’s BHP Billiton Limited AGM. We thank both of them for their valuable contribution over the years.
To ensure orderly succession and renewal, the Board undertakes careful long-term planning, continually reviewing the appropriate composition of the Board. We look out over a five-year period to consider the mix of skills and experience which the Board will require over time. This mix should include diversity of gender, geographic location, nationality, skills, background, knowledge and experience.
BHP Billiton Plc Notice of Meeting 2015 3

Invitation from the Chairman continued
Board renewal and succession planning continued
As part of the continual Board renewal process, in August 2015 we announced that Anita Frew would join the Board effective 15 September 2015. Ms Frew has over 18 years’ experience as a director and chairman, across a range of industry sectors including chemicals, engineering and finance. Her skills in strategic and risk management, marketing and governance across a broad range of sectors will enable her to make a significant contribution to the Board.
The Board also announced in August 2015 that Shriti Vadera has been appointed the new Senior Independent Director of BHP Billiton Plc. The Board believes that Baroness Vadera’s skills and attributes, as well as her experience with BHP Billiton over the last four years, will enable her to support the Chairman and the Board in this important governance role.
Together, your Directors contribute international business and senior executive experience; mining and oil and gas operating experience; knowledge of world capital markets; regulatory and government policy experience; an understanding of the health, safety, environmental and community challenges that we face; experience of successfully managing a global business in the context of uncertainty; and an understanding of the risk environment of the Group, including systemic risk such as financial crises and climate change.
Your Board believes that the overall composition of the Board enables it to effectively govern BHP Billiton on behalf of shareholders in the best interests of the Company. BHP Billiton’s policy is to give shareholders the opportunity to formally vote on each Director each year. All your Directors are standing for re-election, except for Anita Frew who will stand for election for the first time, and Carlos Cordeiro who, as mentioned, is retiring at the BHP Billiton Limited AGM. The performance of each Director standing for re-election has been assessed and all Directors have been unanimously recommended for election or re-election.
The Board recommends that you vote in favour of all the Directors standing for election or re-election.
Constitutional amendments
This year, we are asking shareholders to approve a number of amendments to our constitutional documents:
Firstly, to enhance the Group’s ability to pay dividends. The Dual Listed Company (DLC) constituent documents require that ordinary shareholders of BHP Billiton Limited and BHP Billiton Plc be paid equal cash dividends on a per share basis. The proposed amendments will not change the fundamental principles of the DLC or the existing rights of ordinary shareholders. The proposed changes are explained in detail in the notes to Items 10 to 12.
Secondly, to facilitate the more streamlined conduct of simultaneous general meetings. These proposed changes are described in the notes to Items 13 and 14. They will clarify and improve certain procedural and technical matters relating to any future general meetings of BHP Billiton Limited and BHP Billiton Plc that are convened simultaneously with each other.
4 BHP Billiton Plc Notice of Meeting 2015

Board recommendation
The Board considers that all resolutions are in the best interests of shareholders of BHP Billiton, as a whole, and recommends you vote in favour of Items 1 to 25.
Sir John Buchanan
In July of this year, Sir John Buchanan sadly passed away after an illness. Sir John made an invaluable contribution to BHP Billiton over many years. We have lost a highly respected and esteemed colleague who was greatly admired both inside and outside of the Company.
Conclusion
Thank you for your continued support of BHP Billiton. I encourage you to join us at the AGM, and I look forward to meeting as many shareholders as possible.
Yours sincerely
Jac Nasser AO
Chairman
BHP Billiton Plc Notice of Meeting 2015 5

Our results at a glance
Two per cent reduction
Total recordable injury frequency. (1)
Five work-related fatalities.
US$108 billion
Market capitalisation
as at 30 June 2015.
US$44.6 billion
Revenue from Continuing operations
decreased by 21 per cent.
US$19.3 billion
Net operating cash flows (2)
decreased by 24 per cent.
35.9 US cents
Basic earnings per ordinary share (3) decreased by 86 per cent.
124 US cents
Total dividend per share
increased by two per cent.
US$4.1 billion
Sustainable productivity gains(4)
delivered during FY2015.
Nine per cent
increase
Production increase on a copper
equivalent basis in FY2015.
Six per cent
reduction
Greenhouse gas emissions (5) (CO2-e).
Attributable profit(6)
US$1.9 billion US$
million 25,000 20,000 15,000 10,000 5,000 0
FY2011 FY2012 FY2013 FY2014 FY2015
Underlying EBIT(7)
US$11.9 billion US$ million
30,000 25,000 20,000 15,000 10,000 5,000 0
FY2011 FY2012 FY2013 FY2014 FY2015
Dividends determined
US$6.6 billion US$ million
7,000 6,000 5,000 4,000 3,000 2,000 1,000 0
FY2011 FY2012 FY2013 FY2014 FY2015
(1) Total recordable injury frequency for FY2015 includes the contribution from assets that were demerged with South32 Limited (South32) for the period of BHP Billiton ownership.
(2) Includes ‘Net operating cash flows from Discontinued operations’ of US$1,502 million which represents the contribution to operating cash flows from assets that were demerged with South32.
(3) Includes Continuing and Discontinued operations.
(4) Includes Continuing operations and excludes the contribution from assets that were demerged with South32.
(5) Greenhouse gas (GHG) emissions from demerged South32 assets are included in FY2015 total GHG emissions (estimated between the date of demerger and 30 June 2015). For further information please refer to our 2015 Sustainability Report.
(6) Includes data for Continuing and Discontinued operations for the financial years being reported.
(7) Excludes data from Discontinued operations for the financial years being reported.
6 BHP Billiton Plc Notice of Meeting 2015

Sustainability focus areas
Safety performance
While we improved our total recordable injury frequency performance by two per cent to
4.1 injuries per million hours worked, tragically five of our colleagues died. Our efforts to protect the health and safety of our people remains unrelenting and we have implemented a Company-wide program of engagement to make our workplaces safer than ever before and free from fatalities and serious injury.
Greenhouse gas emissions
As well as taking action to reduce emissions, adapt to the physical impact of climate change, develop and deploy low-emissions technology and engage in the policy debate, we continue to identify and assess the impacts of climate change on our portfolio. In FY2015, the Group’s total GHG emissions were 38.3 million tonnes of carbon dioxide equivalent. Taking into account the impact of the demerger, this represents a six per cent reduction on FY2014 GHG emissions. This keeps us in line to achieve our FY2017 target to maintain our emissions below our FY2006 baseline levels.
Community investment
We are committed to making a positive contribution to the communities in which we operate. In FY2015, our voluntary community investment totalled US$225 million(8), comprising US$142 million of cash, in-kind support and administrative costs and an US$83 million contribution to the BHP Billiton Foundation. Since 2001, BHP Billiton has committed more than US$2.0 billion in programs that aim to have a long-lasting, positive impact on quality of life for people around the world.
(8) Defined as voluntary Company expenditure for social and environmental programs with net social benefit.
Other key focus areas
Productivity
We continue to focus on sustainable improvement in productivity across the Company. Our people have worked smarter to identify and implement more productive ways of working. Our portfolio, common systems, structures and culture have also resulted in greater volume growth from our existing plant and equipment at lower unit costs. During FY2015, we delivered US$4.1 billion in productivity gains (excludes Discontinued operations).
Disciplined approach to capital management
We have increased our full-year dividend to 124 US cents per share. Our balance sheet remains strong and we have reduced capital and exploration expenditure by 24 per cent to US$11.0 billion for Continuing operations.
Simplification of our portfolio
We continue to concentrate our efforts on the assets and operations where we enjoy economies of scale and a competitive advantage. Our focus remains on four major Businesses of Iron Ore, Petroleum, Copper and Coal, with Potash as a potential fifth. On 25 May 2015, we completed the formal separation of South32 from BHP Billiton.
For additional information in relation to our results and focus areas refer to our Annual Report and Sustainability Report, which are available online at www.bhpbilliton.com.
BHP Billiton Plc Notice of Meeting 2015 7

Contents
Annual General Meeting agenda 8
Notice of Annual General Meeting 9
Explanatory Notes 15
Voting and participating 39
Accessing information on BHP Billiton 46
Shareholder information 47
Location of the Annual General Meeting 48
Annual General Meeting agenda
Thursday, 22 October 2015
9.30am Registration opens
9.45am Morning tea
11.00am Annual General Meeting commences Welcome to shareholders - Chairman Review - Chief Executive Officer Consideration of items of business and questions
Please join the Chairman, the Directors and senior management of BHP Billiton for refreshments after the Annual General Meeting.
Please refer to the back cover of this Notice of Meeting for further details on the location of the meeting, including the map, and the transport network options.
BHP Billiton Plc is a member of the BHP Billiton Group, which is headquartered in Australia.
Registered Office:
Neathouse Place, London SW1V 1LH.
Registered in England and Wales, Number 3196209.
In this Notice, BHP Billiton Plc refers to the company listed on the London Stock Exchange and BHP Billiton Limited refers to the company listed on the Australian Securities Exchange. Each is a member of the BHP Billiton Group, which is headquartered in Australia. In this Notice, BHP Billiton Plc and BHP Billiton Limited together are referred to as BHP Billiton. BHP Billiton Plc and BHP Billiton Limited, and each of their respective subsidiaries, are referred to as BHP Billiton Group or the Group.
The Boards of BHP Billiton Plc and BHP Billiton Limited must be identical and operate as one. In this Notice, the Board of BHP Billiton Plc and the Board of BHP Billiton Limited are referred to as the Board.
8 BHP Billiton Plc Notice of Meeting 2015

Notice of Annual General Meeting
Notice is given that the 2015 Annual General Meeting of shareholders of BHP Billiton Plc will be held at The QEII Centre, Broad Sanctuary,
Westminster, London on Thursday, 22 October 2015 at 11.00am
(London time) for the purpose of transacting the following business.
Items of business
Items 1 to 4, 9 and 15 to 25 will be proposed as ordinary resolutions. Items 5, 6 and 10 to 14 will be proposed as special resolutions. Items 7 and 8 will be proposed as non-binding ordinary resolutions.
Financial Statements and reports Item 1
To receive the Financial Statements for BHP Billiton Plc and BHP Billiton Limited for the year ended 30 June 2015 and the reports of the Directors and the Auditor.
Reappointment of auditor of BHP Billiton Plc Item 2
To reappoint KPMG LLP as the auditor of BHP Billiton Plc.
Remuneration of auditor of BHP Billiton Plc Item 3
To authorise the Risk and Audit Committee to agree the remuneration of KPMG LLP as the auditor of BHP Billiton Plc.
General authority to issue shares in BHP Billiton Plc Item 4
To authorise the Directors to allot shares in BHP Billiton Plc or to grant rights to subscribe for or to convert any security into shares in BHP Billiton Plc (rights) conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association in accordance with section 551 of the UK Companies Act 2006 for the period ending on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2016 (provided that BHP Billiton Plc may, before the expiry of this authority, make offers or agreements which would or might require shares in BHP Billiton Plc to be allotted, or rights to be granted, after such expiry and, notwithstanding such expiry, the Directors may allot shares in BHP Billiton Plc, or grant rights, in pursuance of such offers or agreements) up to an aggregate nominal amount of US$105,603,590.
This authority is in substitution for all previous authorities conferred on the Directors in accordance with section 551 of the UK Companies Act 2006, but without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Accessing information on BHP Billiton Shareholder information
BHP Billiton Plc Notice of Meeting 2015 9

Notice of Annual General Meeting continued
Issuing shares in BHP Billiton Plc for cash
Item 5
To authorise the Directors, pursuant to sections 570 and 573 of the UK Companies Act 2006, to allot equity securities (as defined in section 560 of the UK Companies Act 2006) for cash and/or to sell or transfer any equity securities which are held by BHP Billiton Plc as treasury shares pursuant to the authority given by Item 4 and the power conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association as if section 561 of the UK Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:
(a) in connection with a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to (i) holders of ordinary shares on the register on a record date fixed by the Directors in proportion (as nearly as may be practicable) to their respective holdings and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but in both cases subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with treasury shares, fractional entitlements or securities represented by depositary receipts or having regard to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or otherwise howsoever; and
(b) otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount of US$52,801,795, and shall expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2016 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements).
10 BHP Billiton Plc Notice of Meeting 2015

Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited)
Item 6
To generally and unconditionally authorise BHP Billiton Plc in accordance with section 701 of the UK Companies Act 2006 to make market purchases (as defined in section 693 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc (shares) on such terms and in such manner as the Directors may from time-to-time determine, provided that:
(a) the maximum aggregate number of shares hereby authorised to be purchased will be 211,207,180, representing 10 per cent of BHP Billiton Plc’s issued share capital;
(b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share;
(c) the maximum price that may be paid for any share is the higher of (i) five per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares, and (ii) the amount stipulated by Article 5(1) of the EU Buy-back and Stabilisation Regulation (being the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in BHP Billiton Plc on the trading venues where the market purchases by BHP Billiton Plc pursuant to the authority conferred by this Item 6 will be carried out); and
(d) the authority conferred by this resolution shall, unless renewed prior to such time, expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2016 (provided that BHP Billiton Plc may enter into a contract or contracts for the purchase of shares before the expiry of this authority which would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts as if the authority conferred hereby had not expired).
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Accessing information on BHP Billiton Shareholder information
BHP Billiton Plc Notice of Meeting 2015 11

Notice of Annual General Meeting continued
Approval of the Remuneration Report other than the part containing the Directors’ remuneration policy
Item 7
To approve the Remuneration Report for the year ended 30 June 2015 (other than the Directors’ remuneration policy report in section 4.3) as set out in section 4 of the Annual Report.
Approval of the Remuneration Report
Item 8
To approve the Remuneration Report for the year ended 30 June 2015 as set out in section 4 of the Annual Report.
BHP Billiton will disregard any vote cast (in any capacity) on Items 7 and 8 by or on behalf of a member of BHP Billiton’s Key Management Personnel (KMP) or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.
Approval of grants to Executive Director
Item 9
To approve the grant of awards to Executive Director, Andrew Mackenzie, under the Group’s short-term and long-term incentive plans as set out in the Explanatory Notes to this Notice of Meeting.
BHP Billiton will disregard any vote cast on Item 9 by Andrew Mackenzie or any of his associates, as well as any votes cast as a proxy on Item 9 by a member of BHP Billiton’s KMP or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.
Amendments to Constitution of BHP Billiton Limited - DLC Dividend Share
Item 10
To pass the following resolution:
‘That, subject to the passing of the resolutions in Items 11 and 12 of this Notice of Meeting, the Constitution of BHP Billiton Limited be amended with effect from the close of the 2015 Annual General Meeting of BHP Billiton Limited in the manner outlined in the Explanatory Notes to this Notice of Meeting and set out in the amended Constitution tabled by the Chairman of the meeting and signed for the purposes of identification.’
12 BHP Billiton Plc Notice of Meeting 2015

Amendments to Articles of Association of BHP Billiton Plc – DLC Dividend Share
Item 11
To pass the following resolution:
‘That, subject to the passing of the resolutions in Items 10 and 12 of this Notice of Meeting, the Articles of Association of BHP Billiton Plc be amended with effect from the close of the 2015 Annual General Meeting of BHP Billiton Limited in the manner outlined in the Explanatory Notes to this Notice of Meeting and set out in the amended Articles of Association tabled by the Chairman of the meeting and signed for the purposes of identification.’
Approval of amendments to DLC Structure Sharing Agreement – DLC Dividend Share
Item 12
To pass the following resolution:
‘That, subject to the passing of the resolutions in Items 10 and 11 of this Notice of Meeting, approval be given for the DLC Structure Sharing Agreement to be amended in the manner outlined in the Explanatory Notes to this Notice of Meeting and set out in the amended DLC Structure Sharing Agreement tabled by the Chairman of the meeting and signed for the purposes of identification.’
Amendments to Constitution of BHP Billiton Limited – simultaneous general meetings
Item 13
To pass the following resolution:
‘That, subject to the passing of the resolution in Item 14 of this Notice of Meeting, the Constitution of BHP Billiton Limited be amended with effect from the close of the 2015 Annual General Meeting of BHP Billiton Limited in the manner outlined in the Explanatory Notes to this Notice of Meeting and set out in the amended Constitution tabled by the Chairman of the meeting and signed for the purposes of identification.’
Amendments to Articles of Association of BHP Billiton Plc – simultaneous general meetings
Item 14
To pass the following resolution:
‘That, subject to the passing of the resolution in Item 13 of this Notice of Meeting, the Articles of Association of BHP Billiton Plc be amended with effect from the close of the 2015 Annual General Meeting of BHP Billiton Limited in the manner outlined in the Explanatory Notes to this Notice of Meeting and set out in the amended Articles of Association tabled by the Chairman of the meeting and signed for the purposes of identification.’
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Accessing information on BHP Billiton Shareholder information
BHP Billiton Plc Notice of Meeting 2015 13

Notice of Annual General Meeting continued
Election of Directors Items 15 to 25
The following Directors retire under the Board’s policy on annual election (or, in the case of Anita Frew, under the Articles of Association and Constitution) and, being eligible, submit themselves for re-election or election.
Item 15
To elect Anita Frew as a Director of BHP Billiton.
Item 16
To re-elect Malcolm Brinded as a Director of BHP Billiton.
Item 17
To re-elect Malcolm Broomhead as a Director of BHP Billiton.
Item 18
To re-elect Pat Davies as a Director of BHP Billiton.
Item 19
To re-elect Carolyn Hewson as a Director of BHP Billiton.
Item 20
To re-elect Andrew Mackenzie as a Director of BHP Billiton.
Item 21
To re-elect Lindsay Maxsted as a Director of BHP Billiton.
Item 22
To re-elect Wayne Murdy as a Director of BHP Billiton.
Item 23
To re-elect John Schubert as a Director of BHP Billiton.
Item 24
To re-elect Shriti Vadera as a Director of BHP Billiton.
Item 25
To re-elect Jac Nasser as a Director of BHP Billiton.
14 BHP Billiton Plc Notice of Meeting 2015

Explanatory Notes
The Explanatory Notes that follow provide important information regarding the items of business to be considered at the Annual General Meeting (AGM).
Your vote is important. By voting, you are involved in the future of BHP Billiton.
Business
Items 1 to 4, 9 and 15 to 25 will be proposed as ordinary resolutions. Items 5, 6 and 10 to 14 will be proposed as special resolutions. Items 7 and 8 will be proposed as non-binding ordinary resolutions.
All items of business at the AGM except Items 10 to 12 are joint electorate actions. The voting procedure explained on pages 39 to 45 ensures that both BHP Billiton Limited and BHP Billiton Plc shareholders can vote on these matters. Items 10, 11 and 12 are class rights actions under the DLC Structure Sharing Agreement, the Constitution of BHP Billiton Limited (Limited Constitution) and the Articles of Association of BHP Billiton Plc (Plc Articles) and must therefore be approved by the shareholders of BHP Billiton Limited and BHP Billiton Plc voting separately. If any of Items 10, 11 and 12 are not passed by the shareholders of BHP Billiton Limited or BHP Billiton Plc, then all three items will fail.
Each of Items 13 and 14 is conditional on the other being approved by shareholders. If either of Item 13 or Item 14 is not approved by shareholders, then both items will fail.
Item 1
Financial Statements and reports
The law in the United Kingdom and Australia requires Directors to lay before the meeting of shareholders the financial report (or statements) and the reports of the Directors and the Auditor for the year.
In accordance with BHP Billiton’s approach to corporate governance, shareholders in each of BHP Billiton Plc and BHP Billiton Limited are being asked to receive the reports and accounts of both companies.
In the interests of simplicity, one resolution is proposed in respect of the reports and accounts for both BHP Billiton Plc and BHP Billiton Limited, as the accounts for the BHP Billiton Group as a whole are presented in the BHP Billiton Annual Report.
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Accessing information on BHP Billiton Shareholder information
BHP Billiton Plc Notice of Meeting 2015 15

Explanatory Notes continued
Item 2
Reappointment of auditor of BHP Billiton Plc
The law in the United Kingdom requires shareholders to approve the appointment of a company’s auditor each year. The appointment runs until the conclusion of the next AGM.
KPMG has acted as the sole auditor of BHP Billiton Plc and BHP Billiton Limited since December 2003. Prior to that, KPMG and PricewaterhouseCoopers acted as joint auditors.
The law in Australia does not require a similar annual reappointment of an auditor. A resolution to reappoint the auditor of BHP Billiton Limited has, therefore, not been proposed.
Item 3
Remuneration of auditor of BHP Billiton Plc
The law in the United Kingdom requires shareholders to either agree the remuneration of the auditor or authorise the company’s directors to do so. In accordance with United Kingdom requirements, shareholders are asked to authorise the Risk and Audit Committee to determine the remuneration of the auditor of BHP Billiton Plc.
The law in Australia does not impose the same requirement. A resolution in respect of the remuneration of the auditor of BHP Billiton Limited has, therefore, not been proposed.
Item 4
General authority to issue shares in BHP Billiton Plc
The purpose of this resolution is to renew the authority of the Directors to issue shares and other equity securities in BHP Billiton Plc.
The proposed authority would permit the Directors to allot shares with an aggregate nominal value of US$105,603,590.
This amount:
represents approximately 3.97 per cent of the total combined issued ordinary share capital of BHP Billiton Plc and BHP Billiton Limited (or 10 per cent of the total issued ordinary share capital of BHP Billiton Plc) as at 4 September 2015, being the latest practicable date before publication of this Notice of Meeting (the Latest Practicable Date);
is considerably lower than the maximum limit specified in the guidelines of major shareholder associations in the United Kingdom - the Investment Association and the National Association of Pension Funds permit a maximum limit of one-third of the issued share capital or two-thirds in the case of a pre-emptive rights issue;
is considerably lower than the authority granted until the 2013 AGMs (a limit representing approximately 25 per cent was sought and granted at our AGMs until 2013, but the limit requested last year was reduced to 10 per cent of the total issued ordinary share capital of BHP Billiton Plc, and this lower limit is being sought again this year). The Board considers that the lowered limit strikes the appropriate balance between market practice in South Africa (where investors expect a significantly lower limit on the general authority to issue shares than is acceptable in the United Kingdom) and ensuring that sufficient capacity is retained to finance business opportunities which may arise during the year; and
is subject to the lower limit specified in Item 5 where shares are issued for cash on a non-pre-emptive basis.
16 BHP Billiton Plc Notice of Meeting 2015

Item 4 continued
This authority will expire at the conclusion of the BHP Billiton AGMs in 2016.
This authority will apply to the issue of any share (including the DLC Dividend Share).
The Directors have no present plans to issue shares under this authority.
No shares were issued under the similar authority granted by shareholders at last year’s AGMs.
As at the Latest Practicable Date, BHP Billiton Plc had 2,112,071,796 ordinary shares in issue, and the total combined ordinary share capital of BHP Billiton Plc and BHP Billiton Limited was 5,323,762,901 ordinary shares.
Item 5
Issuing shares in BHP Billiton Plc for cash
The purpose of this resolution is to renew the authority of the Directors to issue ordinary shares and other equity securities and sell treasury shares in BHP Billiton Plc, for cash, without first offering them to existing shareholders in proportion to their holdings. Paragraph (a) of Item 5 authorises the Board to issue shares and sell treasury shares for cash in connection with a rights issue or other pre-emptive offer.
Paragraph (b) of Item 5 authorises the Board to make other types of share issues (and sales of treasury shares, if any) for cash - for example, placements to people who are not currently shareholders. However, this authority in paragraph (b) is limited to shares with an aggregate nominal value of US$52,801,795.
This amount:
represents approximately two per cent of the total combined issued ordinary share capital of BHP Billiton Plc and BHP Billiton Limited (or five per cent of the total issued ordinary share capital of BHP Billiton Plc) as at the Latest Practicable Date; and
is consistent with the Statement of Principles of the United Kingdom’s Pre-Emption Group, which reflect the views of The Investment Association and the National Association of Pension Funds.
This authority will apply to the issue of any equity share (including the DLC Dividend Share).
The Directors confirm their intention to follow the United Kingdom Pre-Emption Group’s Statement of Principles regarding usage of the paragraph (b) authority so that cumulative usage in excess of 7.5 per cent of the total issued share capital of BHP Billiton Plc (excluding treasury shares) within a rolling three-year period should not take place without prior consultation with shareholders.
The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs.
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Explanatory Notes continued
Item 6
Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited)
The purpose of this resolution is to renew BHP Billiton Plc’s authority to buy back its own shares, in the market.
The authority conferred by this item will only be exercised after considering the effects on earnings per share and the benefits for shareholders in BHP Billiton Plc and BHP Billiton Limited generally.
The Directors believe that the authority to acquire shares in BHP Billiton Plc could be exercised in the future (whether by way of direct market purchases by BHP Billiton Plc, by way of the alternative mechanism described below or by way of a combination of both), although there is no present intention to do so as at the date of this Notice of Meeting.
The renewal of the authority being sought will expire at the conclusion of the BHP Billiton AGMs in 2016. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 211,207,180 ordinary shares, which represents 10 per cent of BHP Billiton Plc’s issued share capital as at the Latest Practicable Date. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50.
If a decision was made to exercise the authority conferred by this Item, the BHP Billiton Plc shares could be bought back directly, or, alternatively, by a mechanism whereby BHP Billiton Limited purchases fully paid shares in BHP Billiton Plc on-market and then transfers those shares to BHP Billiton Plc for no consideration, following which BHP Billiton Plc would cancel those shares. This alternative mechanism would not have a different impact on the Group’s cash, gearing or interest levels to a direct buy-back of its own shares by BHP Billiton Plc. The Board wishes to maintain flexibility to pursue strategies that maximise the Group’s value and this form of arrangement may be an attractive option in terms of the Group’s capital management. However, the aggregate number of BHP Billiton Plc ordinary shares that would be acquired (whether by way of direct market purchases by BHP Billiton Plc or by way of this alternative mechanism) would not exceed the maximum number of BHP Billiton Plc ordinary shares for which the buy-back authority is sought under Item 6 and the same maximum and minimum prices would apply to any purchases of BHP Billiton Plc shares by BHP Billiton Limited which are transferred to BHP Billiton Plc for cancellation.
As at the Latest Practicable Date, there were options and other awards under employee share plans outstanding to subscribe for 2,352,012 shares in BHP Billiton Plc. If exercised in full, these would represent 0.11 per cent of the issued share capital of BHP Billiton Plc as at the Latest Practicable Date. If the authority to buy back shares under Item 6 was exercised in full (or the maximum number of ordinary shares in respect of which the authority is given is acquired by the alternative mechanism described above, or by a combination of direct market purchases and the use of such mechanism), these options or other awards would, on exercise, represent
0.12 per cent of the issued share capital of BHP Billiton Plc, net of the shares bought back.
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Item 6 continued
The UK Companies Act 2006 enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. If BHP Billiton Plc were to exercise its buy-back authority, it may decide to hold any shares bought back by it as treasury shares. This would provide BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP Billiton employee share schemes. Any shares acquired by BHP Billiton Plc under the alternative mechanism described above will not be treated as treasury shares. BHP Billiton Plc currently holds no treasury shares.
The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs.
Item 7
Approval of the Remuneration Report other than the part containing the Directors’ remuneration policy
Item 7 is an ordinary resolution required under UK law and is an advisory vote.
The resolution is to approve the Remuneration Report for the year ended 30 June 2015, as set out in section 4 of the Annual Report, other than the part containing the Directors’ remuneration policy report in section 4.3 of the Annual Report.
This resolution arises because the UK Companies Act 2006 requires the Remuneration Report to be split into a Directors’ remuneration policy report and a Directors’ annual report on remuneration. The remuneration policy is required to be put to a shareholder vote at least once every three years or if any changes are proposed. As BHP Billiton’s remuneration policy report was approved by shareholders at last year’s AGMs and remains unchanged, a resolution to re-approve the remuneration policy of BHP Billiton has not been proposed. BHP Billiton’s remuneration policy will be put to shareholders again at no later than the 2017 AGMs.
Item 8
Approval of the Remuneration Report
Item 8 is an ordinary resolution required under Australian law and is an advisory vote.
For Australian law purposes, the Remuneration Report for the year ended 30 June 2015 comprises the whole of section 4 of the Annual Report.
The Remuneration Report is set out in section 4 of the Annual Report and is available online at www.bhpbilliton.com.
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Explanatory Notes continued
Item 9
Approval of grants to Executive Director
It is proposed that Andrew Mackenzie, an Executive Director of BHP Billiton, be awarded securities under the Group’s incentive plans. If Item 9 is approved by shareholders, the awards will be made under the Short Term Incentive Plan (STIP) and the Long Term Incentive Plan (LTIP).
Each award under the STIP and LTIP is a conditional right to one ordinary fully paid share in BHP Billiton Limited.
Under the Australian Securities Exchange (ASX) Listing Rules, only an issue of BHP Billiton Limited securities to Directors is required to be approved by shareholders. Approval is not required where the terms of the scheme under which the grants are made require that the underlying shares are purchased on-market and the terms applying to Mr Mackenzie’s awards (comprising the terms of grant and the applicable plan rules) satisfy this requirement.
There is also no requirement for shareholders to approve the specific issue of BHP Billiton Plc securities to a Director on the terms proposed under UK law or the UK Listing Authority’s Listing Rules. Nonetheless, the Board wishes, as a matter of good governance, to seek approval for the acquisition of securities under the Group’s STIP and LTIP by Mr Mackenzie.
(a) STIP award: The maximum value of the STIP award will be US$1,156,000. This maximum value has been determined based on deferral of 50 per cent of Mr Mackenzie’s maximum STI amount of US$2,312,000 for performance during FY2015. The STIP award will be granted following the AGMs (if shareholder approval is provided).
How the number of rights will be calculated: The actual number of rights granted to Mr Mackenzie will be calculated using the following formula: The maximum value of the STIP award (being US$1,156,000) will be multiplied by the US$/A$ exchange rate, being the average daily exchange rate over the five days immediately prior to the grant date to convert the award value into Australian dollars. This amount will then be divided by the volume weighted average price of BHP Billiton Limited shares traded on the ASX over the five trading days immediately prior to the grant date, and rounded down to the nearest whole number of rights.
For information on the STIP, refer to section 4 of the Annual Report.
(b) LTIP award: The Board, on the advice of the Remuneration Committee, has approved an LTIP award with a face value equal to 400 per cent of Mr Mackenzie’s annual base salary (i.e. US$1,700,000 x 400 per cent = US$6,800,000).
This value was determined with the input of the Remuneration Committee’s independent adviser, and takes into account the appropriate level of total remuneration, as assessed by reference to a number of factors, including the extent to which the total remuneration is appropriate for Mr Mackenzie’s role and the extent to which it is market competitive.
The fair value of the award is estimated at US$2,788,000 based on the fair value factor of 41 per cent as described below (i.e. US$6,800,000 x 41 per cent = US$2,788,000).
The LTIP award will be granted following the AGMs (if shareholder approval is provided).
20 BHP Billiton Plc Notice of Meeting 2015

Item 9 continued
How the number of rights will be calculated: The actual number of rights granted to Mr Mackenzie will be calculated using the following formula: The face value of the LTIP award approved by the Board as described above (being US$6,800,000) will be multiplied by the US$/A$ exchange rate, being the average daily exchange rate over the 12 months immediately prior to the grant date to convert the award value into Australian dollars. This amount will then be divided by the average daily closing price of BHP Billiton Limited shares traded on the ASX over the 12 months immediately prior to the grant date, and rounded down to the nearest whole number of rights.
For information on the LTIP, refer to section 4 of the Annual Report. The LTIP Rules are available online at www.bhpbilliton.com.
Maximum award: The LTIP Rules limit the maximum award to an Expected Value (or fair value) of two times base salary based on the fair value factor. A fair value factor of 41 per cent has been calculated by the Remuneration Committee’s independent adviser in respect of the current plan design. This takes into account the likelihood that the LTIP performance conditions are met (under the terms and conditions set out in sections 4.3.3 and 4.4.8 of the Remuneration Report). The maximum award is calculated using the same 12-month exchange rate and share price as described above.
(c) It is not possible to specify a maximum number of rights which will be granted to Mr Mackenzie. As described above, the actual number of rights granted depends on the share price and exchange rate over the relevant period for each grant, which can only be determined after the AGMs when the rights are granted to Mr Mackenzie.
(d) There is no cost to Mr Mackenzie on the grant of the STIP or LTIP awards. The awards will not have an exercise price and accordingly do not raise capital.
(e) Mr Mackenzie is the only Director (or associate of a Director) who has received securities under the employee equity plans since shareholder approval was last obtained in relation to the grant of awards to Mr Mackenzie under the STIP and LTIP at the 2014 AGMs. Mr Mackenzie was granted 68,301 rights under the STIP and 208,879 rights under the LTIP in accordance with those approvals and no consideration was payable by Mr Mackenzie in respect of those grants. In accordance with the treatment of unvested awards for participants in BHP Billiton employee equity plans employed within BHP Billiton at the time of the demerger of South32, the number of unvested awards under the STIP and the LTIP was adjusted to reflect the reduction in the value of BHP Billiton after South32 demerged. Full details of those STIP and LTIP awards are set out in sections 4.4.20 and 4.4.21 of the Remuneration Report. No other Director or associate of a Director has received securities under the employee equity plans.
(f) The name of the only Director entitled to participate in the STIP and the LTIP in 2015 is Mr Andrew Mackenzie. No associates of Mr Mackenzie are eligible to participate in these plans.
(g) No loan will be made by BHP Billiton in connection with the grants of STIP and LTIP awards or the allocation to Mr Mackenzie of any shares on vesting of those awards.
(h) In relation to the operation of the employee equity plans for the current financial year, the STIP and LTIP awards may be granted up to 19 November 2016.
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Explanatory Notes continued
Items 10 to 12
Overview of the DLC Dividend Share proposal
Under the Dual Listed Company (DLC) structure that has been in place since 2001, BHP Billiton Limited (Limited) and BHP Billiton Plc (Plc) operate as a single unified economic entity. It is a key feature of the DLC that, to the extent practicable, holders of ordinary shares in Limited and Plc receive equivalent economic returns on their shares on a per share basis. The DLC Structure Sharing Agreement between Limited and Plc (Sharing Agreement) prescribes a specific regime, known as the ‘matching dividend’, that is designed to ensure that ordinary shareholders of Limited and Plc are paid equal cash dividends on a per share basis.
As part of the establishment of the DLC structure in 2001, arrangements were put in place to authorise the issue of an ‘Equalisation Share’ by each of Limited and Plc to enable dividends to be paid by Limited to Plc (or a subsidiary of it) or by Plc to Limited (or a subsidiary of it) in certain circumstances. Shareholders approved those arrangements at the time of the DLC merger.
Items 10, 11 and 12 seek shareholder approval to amend the terms of the Equalisation Shares, to be renamed ‘DLC Dividend Shares’. If shareholder approval is obtained, the amendments will support the DLC equalisation principles, including the matching dividend requirement, and will not change any of the fundamental principles of the DLC.
In this Notice of Meeting, the term ‘Equalisation Share’ is used to refer to the current terms of the Equalisation Share and the term ‘DLC Dividend Share’ is used to refer to the terms of the Equalisation Share as they are proposed to be amended. Renaming the Equalisation Shares as ‘DLC Dividend Shares’ will better reflect their internal role in the DLC structure.
Background and purpose of the proposed amendments
If either Limited or Plc is prohibited by applicable law or is otherwise unable to declare or pay a matching dividend, the Sharing Agreement requires that the companies will, so far as practicable, enter into such transactions with each other as their Boards agree to be necessary or desirable to enable both companies to pay matching dividends at the same time. These transactions may include Limited or Plc making a payment to the other company or paying a dividend on the Equalisation Share held by the other company if the Equalisation Share has been issued. To date, neither Limited nor Plc has issued an Equalisation Share.
Plc’s ability to generate distributable reserves to sustain the current level of matching dividend is diminishing due to changes in BHP Billiton’s overall portfolio of assets, falls in commodity prices and the revenue generating capacity of Limited relative to Plc. Funds have been lent by Limited to Plc in recent years to support the Plc dividend. These loans involve costs and do not generate the distributable reserves which are necessary under English law to enable Plc to pay dividends. In contrast, dividends paid on the DLC Dividend Share that may be issued by Limited (Limited DLC Dividend Share) would generate distributable reserves in Plc and support Plc’s future external dividend requirements. Similarly, the DLC Dividend Share that may be issued by Plc (Plc DLC Dividend Share) may be used to assist or enable Limited to pay dividends in the future. In both cases, the payment of a dividend on a DLC Dividend Share would assist in preserving the ability of the paying company (i.e. Limited or Plc) to maintain its dividend given the requirement of Limited and Plc to pay matching dividends.
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Items 10 to 12 continued
The current terms of the Equalisation Share that may be issued by Limited (Limited Equalisation Share) are restrictive in that they only allow dividends to be paid on a Limited Equalisation Share if Plc is unable to pay a matching dividend to its shareholders. The proposed amendments are intended to increase the flexibility in the use of the DLC Dividend Shares by removing those restrictions. Subject to the cap mentioned below, this will provide greater flexibility to optimise the Group’s internal funding strategies, such as to enable the reduction of existing cross DLC loan balances created to support the payment of Plc dividends in recent years.
It is proposed to cap the amounts that can be paid as dividends on a DLC Dividend Share. The cap will be the total amount of the preceding ordinary cash dividend (whether interim or final) paid on Limited ordinary shares or Plc ordinary shares, whichever is greater. However, the cap will not apply to any dividend paid on a DLC Dividend Share if the proceeds of that dividend are to be used to pay a special cash dividend on ordinary shares.
The DLC Dividend Shares will have limited rights and will not carry a right to vote. In addition, dividends payable on a DLC Dividend Share are at the Board’s discretion and will be paid only if the Directors consider such dividends to be consistent with the DLC principles at the relevant time. For example, if a dividend were paid on a Limited DLC Dividend Share in a particular year it would not necessarily be the case that Limited would pay dividends on the Limited DLC Dividend Share in the following year (for instance, if Plc’s distributable reserves increased following an investment program or a restructure).
Alternative mechanisms to support the DLC equalisation principles have been considered. However, these mechanisms do not give rise to distributable reserves under English law and/or may give rise to significant additional costs.
It is not expected that the payment of dividends on a Limited DLC Dividend Share would affect Limited’s ability to pay fully franked dividends for the foreseeable future or frank an off-market buy-back, given Limited’s existing franking credit balance of approximately US$10.9 billion as at 30 June 2015 (or US$25.4 billion in dividend equivalent terms), together with Limited’s expected rate of franking credit generation.
In any event, the cap will also limit the quantum of dividends that may be paid on either DLC Dividend Share as described above. It follows that an effect of this cap will be to constrain the utilisation of franking credits by the Limited DLC Dividend Share and, accordingly, assist in preserving franking credits to support the continued payment of franked ordinary dividends and/or the ability to undertake off-market buy-backs.
Regulatory approvals in connection with the DLC Dividend Share proposal including tax clearances from relevant Australian and UK tax authorities have been obtained.
The ability to transfer funds across the DLC by the payment of dividends on a DLC Dividend Share is intended to enable the Group to ensure that each of Limited and Plc continues to have the necessary cash and reserves to pay dividends. This benefits all shareholders given that ordinary shareholders of Limited and Plc must be paid the same cash dividend per share in accordance with the Sharing Agreement.
The Board considers the proposed amendments to be in the best interests of all shareholders.
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Explanatory Notes continued
Items 10 to 12 continued
Overview of the proposed amendments
The terms on which an Equalisation Share may be issued are set out in the Sharing Agreement, in the Limited Constitution (in the case of the Limited Equalisation Share) and in the Plc Articles (in the case of the Equalisation Share that may be issued by Plc (Plc Equalisation Share)).
It is proposed to seek approval for amendments to the Limited Constitution (Item 10), the Plc Articles (Item 11) and the Sharing Agreement (Item 12) so as to amend the terms of the Equalisation Shares. The amendments will:
rename the Equalisation Shares as ‘DLC Dividend Shares’;
provide greater internal capital management flexibility within the Group by enabling dividends to be paid on a DLC Dividend Share to facilitate the efficient allocation of internal funds;
cap the amounts that can be paid as dividends on either DLC Dividend Share as described above; and
ensure that the DLC Dividend Shares cannot be used to transfer funds outside of the Group by introducing additional structural safeguards to ensure that a DLC Dividend Share may only be used to pay dividends within the Group.
Proposed amendments
An explanation of the proposed amendments to the Limited Constitution, the Plc Articles and the Sharing Agreement is set out in the Appendices to this Notice of Meeting.
A copy of each of the Limited Constitution (showing the proposed amendments referred to in Item 10), the Plc Articles (showing the proposed amendments referred to in Item 11) and the Sharing Agreement (showing the proposed changes referred to in Item 12) is available either by contacting Group Company Secretariat on +44 207 802 4000 (United Kingdom) or +1300 554 757 (Australia) or at www.bhpbilliton.com. Those documents may be inspected at the registered office of BHP Billiton Plc during normal business hours on any weekday (public holidays excepted) from the date of this Notice of Meeting until the date of the AGM, and at The QEII Centre, Broad Sanctuary, Westminster, London for at least 15 minutes prior to and during the meeting.
Items 10, 11 and 12 are class rights actions under the Sharing Agreement, the Limited Constitution and the Plc Articles and the approval of the shareholders of Limited and Plc voting separately must therefore be obtained. If any of Items 10, 11 or 12 are not passed by the shareholders of Limited or Plc, then all three items will fail.
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Items 13 and 14
Amendments to the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc to facilitate simultaneous general meetings
The purpose of this resolution is to amend the Limited Constitution and the Plc Articles by adding a new provision (Rule/Article 52). The Board believes that a number of procedural and technical improvements can be made to enhance the experience for shareholders beyond those in place for the simultaneous general meetings held earlier this year to approve the South32 demerger. The proposed amendments to the Limited Constitution and Plc Articles confirm that, where general meetings of BHP Billiton Limited and BHP Billiton Plc are convened simultaneously with each other, the Group Chairman will be chairman of both meetings. The proposed amendments will also assist with the introduction of procedural and technical improvements for simultaneous general meetings.
Simultaneous meetings joined by video link would bring shareholders in each of the two dual listed companies comprising BHP Billiton together, and are intended to provide an improved meeting experience for shareholders by, where practicable, giving shareholders the opportunity to listen to and participate in the debate and discussion at both venues. In addition, simultaneous meetings would avoid:
the costs involved in arranging for the full Board and senior management team to travel to two separate venues on different days and prepare for separate AGMs; and
the additional Director and management time away from the business operations required to hold largely duplicative AGMs.
The Board recognises that there are timing considerations involved in holding simultaneous meetings in the United Kingdom and Australia. If the amendments are passed by shareholders, the Board will have regard to those considerations when determining whether to convene simultaneous AGMs.
The new rule in the Limited Constitution and the new article in the Plc Articles will be on equivalent terms and in particular will:
allow the Group Chairman and other Directors who are physically present at one general meeting to be treated as also being present at the other general meeting if the meetings are connected via video link (Rule/Article 52(1)(a));
confirm that video link arrangements can be provided that are designed (if practicable) to allow shareholders at each general meeting to see and hear, and to be seen and heard by, shareholders at the other general meeting (but members and proxies physically present at one general meeting will not be treated as being present at the other general meeting) (Rule/Article 52(1)(b));
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Explanatory Notes continued
Items 13 and 14 continued
allow the Group Chairman to chair a general meeting via video link where he is physically present at the other general meeting or allow the Chairman of each general meeting to be chosen from among those physically present at that general meeting (Rule/Article 52(2));
allow for a supplementary chairman to be appointed at the general meeting at which the Chairman of the meeting is not physically present, to deal with any procedural issues at the meeting (Rule/Article 52(3));
allow the Chairman of the meeting to continue to act in his capacity as proxy for those members who have appointed the Chairman of the meeting as proxy, even if he is physically present at the other general meeting (Rule/Article 52(4));
provide that, if the video link technology fails or if the Chairman of the meeting considers it desirable for the conduct of the meeting, the Chairman of the meeting will have the discretion to decide what steps to take, including endeavouring to restore the video link technology, or determining that the two general meetings will proceed separately without a video link (in which case the role of Chairman of the meeting will be taken by a Director physically present at the meeting) (Rule/Article 52(5)); and
provide that, if:
- the video link technology is not operational at the start time for a general meeting; or
- the video link technology fails and as a result the Chairman of the meeting is not reasonably able to exercise his powers (for example, because he is not physically present at the general meeting), then a Chairman of the meeting will be chosen from the Directors physically present at that general meeting. The Chairman of the meeting so appointed will then have the discretion to decide what steps to take, including endeavouring to establish or restore the video link technology, or determining that the two general meetings will proceed separately without a video link. If the video link technology is established or restored, the role of Chairman of the meeting may be handed over to the original or intended Chairman of the meeting (Rule/Article 52(6)).
A copy of each of the Limited Constitution (showing the proposed amendments referred to in Item 13) and the Plc Articles (showing the proposed amendments referred to in Item 14) is available either by contacting Group Company Secretariat on +44 207 802 4000 (United Kingdom) or +1300 554 757 (Australia) or at www.bhpbilliton.com. Those documents may be inspected at the registered office of BHP Billiton Plc during normal business hours on any weekday (public holidays excepted) from the date of this Notice of Meeting until the date of the AGM, and at The QEII Centre, Broad Sanctuary, Westminster, London for at least 15 minutes prior to and during the meeting.
Each of Item 13 and Item 14 is conditional on the other being approved by shareholders. If either of Item 13 or Item 14 is not approved by shareholders, then both items will fail.
26 BHP Billiton Plc Notice of Meeting 2015

Items 15 to 25 Election of Directors
Director election framework
The Boards of BHP Billiton Plc and BHP Billiton Limited must be identical and operate as one. In the interests of simplicity, one resolution is proposed in respect of the election of each candidate to both the Board of BHP Billiton Plc and to the Board of BHP Billiton Limited. Accordingly, in each resolution, reference to ‘BHP Billiton’ is a reference to both BHP Billiton Plc and BHP Billiton Limited. The resolution to appoint each candidate is proposed as a separate resolution.
Under the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited, at least one-third of Directors must retire (and may seek re-election) at each AGM. However, taking account of the recommendations in the UK Corporate Governance Code, the Board has adopted a policy under which all Directors seek re-election annually. All Directors are retiring and offering themselves for re-election, with the exception of Anita Frew (who is seeking election by shareholders for the first time having been appointed a Director since the 2014 AGMs) and Carlos Cordeiro (who has chosen to retire at this year’s BHP Billiton Limited AGM).
The Nomination and Governance Committee of the Board oversaw a review of the performance of all Non-executive Directors seeking re-election (in the absence of the Director where that Director is a member of the Nomination and Governance Committee), which was designed to assess the effectiveness of each person. All Directors contributed to that review. The Nomination and Governance Committee has also reviewed the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender represented on the Board.
In addition, the Chairman, drawing on guidance from the Remuneration Committee, led an evaluation of the performance of the Chief Executive Officer (CEO) on behalf of all Non-executive Directors. The criteria used to assess the CEO’s performance are set out in sections 3.16 and 4 of the Annual Report.
On the basis of these reviews, the Board considers that all Directors seeking re-election demonstrate commitment to their role, that each Director continues to make a valuable contribution to the Board and that the Board as a whole has an appropriate mix of skills, backgrounds, knowledge, experience and diversity to operate effectively. Accordingly, the Board recommends to shareholders the re-election of all retiring Directors who offer themselves for re-election.
The Board also recommends to shareholders the election of Anita Frew.
In recommending each of Jac Nasser and John Schubert for re-election, the Board took into account their respective tenures. The Board is satisfied for each of these Directors that their tenure has not in any way compromised their ability to effectively discharge their obligations as a Non-executive Director, nor has it impaired their independence of character and judgement. The Board believes that each of these Directors continues to make an outstanding contribution to the Board and the relevant Committees.
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Explanatory Notes continued
Items 15 to 25 continued
In recommending Lindsay Maxsted for re-election, the Nomination and Governance Committee and the Board took into account Mr Maxsted’s former association with KPMG, details of which are set out in section 3.10 of the Annual Report. The Board is satisfied that his previous association with KPMG has not in any way compromised his ability to effectively discharge his obligations as a Non-executive Director, nor has it impaired his independence of character and judgement.
All Non-executive Directors are considered by the Board to be independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 3.10.
The biographical details, skills and experience of each of the Directors standing for election are set out below and in section 3.2.1 of the Annual Report.
Item 15
Anita Frew BA(Hons), MRes, Hon DSc, 58
Anita Frew has extensive board, strategy, marketing, governance and risk management experience in the chemicals, engineering, water and finance industries. She is the Chairman Designate of Croda International Plc and Deputy Chairman of Lloyds Banking Group. She was until recently Chairman of Victrex Plc, the Senior Independent Director of Aberdeen Asset Management Plc and IMI Plc, and a Non-executive Director of Northumbrian Water. During her executive career she was a Director of Abbott Mead Vickers plc, Director of Corporate Development at WPP plc and held various leadership positions with the Royal Bank of Scotland and Scottish Provident. She has been a Director of BHP Billiton since September 2015.
Ms Frew says: ‘I believe that BHP Billiton’s strategic vision and dedication to high standards in the areas of sustainability, safety and environment set it apart from others. The combination of BHP Billiton’s ethical and responsible approach to business and its strong Board and leadership team contributes to the creation of shareholder value and benefits all stakeholders.
My extensive experience as a Non-executive Director, Senior Independent Director and Chairman of global industrial and financial companies has provided me with the skills and experience to meaningfully contribute to the Board’s deliberations. I have also built a strong understanding of shareholder expectations and am committed to progressing BHP Billiton’s commitment to governance and the creation of shareholder value.’
The Board recommends the election of Ms Frew.
28 BHP Billiton Plc Notice of Meeting 2015

Item 16
Malcolm Brinded MA, 62
Malcolm Brinded has extensive experience in energy, governance and sustainability. He served as a member of the Board of Directors of Royal Dutch Shell plc from 2002 to 2012. During his 37-year career with Shell, he held various leadership positions in the United Kingdom, Europe, the Middle East and Asia, including Executive Director of Exploration and Production, Executive Director of Upstream International and Chairman and Upstream Managing Director of Shell UK. Mr Brinded is a former Director of Shell Petroleum N.V., and a current Director of CH2M Hill Companies Ltd and Network Rail Ltd. He is Chairman of the Shell Foundation (from July 2009 and Trustee from June 2004) and Vice President of The Energy Institute, UK. He has been a Director of BHP Billiton since April 2014 and is a member of the Sustainability Committee.
Mr Brinded says: ‘The combination of outstanding assets, a clear strategy, strong focus on operational excellence, and high calibre, committed leadership, are key attributes of BHP Billiton. My experience running a global upstream oil and gas business and serving on diverse Boards, helps me to contribute to effective Board governance to maximise long-term shareholder returns, founded on continuous safety improvement and strong community relationships.’
The Board recommends the re-election of Mr Brinded.
Item 17
Malcolm Broomhead MBA, BE, 63
Malcolm Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. Mr Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity. Mr Broomhead is currently Chairman of Asciano Limited and is a former Director of Coates Group Holdings Pty Ltd. He has been a Director of BHP Billiton since March 2010 and is a member of the Sustainability Committee and the Risk and Audit Committee.
Mr Broomhead says: ‘BHP Billiton is dedicated to the creation of long-term shareholder value in a sustainable manner, underpinned by a framework of excellent corporate governance that will further drive productivity.
Within this context, my experience as a CEO and Board member of global resource and industrial companies helps me contribute to the deliberations of the Sustainability Committee, Risk and Audit Committee and the Board.’
The Board recommends the re-election of Mr Broomhead.
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Accessing information on BHP Billiton Shareholder information
BHP Billiton Plc Notice of Meeting 2015 29

Explanatory Notes continued
Item 18
Pat Davies BSc (Mechanical Engineering), 64
Pat Davies has broad experience in the natural resources sector across a number of geographies, commodities and markets. From July 2005 until June 2011, Mr Davies was Chief Executive of Sasol Limited, an international energy, chemical and mining company with operations in 38 countries and listings on the Johannesburg and New York stock exchanges. Mr Davies began his career at Sasol in 1975 and held a number of diverse roles, including managing the group’s oil and gas businesses, before becoming Chief Executive in July 2005. Mr Davies was a Director of Sasol Limited from August 1997 to June 2011 and is a former Director of various Sasol Group companies and joint ventures. Mr Davies has been a Director of BHP Billiton since June 2012 and is a member of the Remuneration Committee and the Sustainability Committee.
Mr Davies says: ‘My previous experience leading an organisation that operates in sectors similar to BHP Billiton enables me to assist the Board as it provides the strategic direction and sound governance needed to create sustainable value for shareholders and all other stakeholders.
Continuous improvement in many areas, including the management of people, operations, corporate governance, safety and environmental care, is essential to ensure an enduring competitive advantage. Given the long-term nature of investment decisions in the resources sector, it is particularly important that these decisions be well considered and effectively implemented. I hope to continue to make a contribution in this area.’
The Board recommends the re-election of Mr Davies.
Item 19
Carolyn Hewson AO, BEc (Hons), MA (Econ), 60
Carolyn Hewson is a former investment banker and has over 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a Non-executive Director of Stockland Group, a member of the Federal Government Growth Centres Advisory Committee and a Trustee of Westpac Foundation. Ms Hewson is a former Director of BT Investment Management Limited, Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia, and a former member of the Advisory Board of Nanosonics Limited. She has been a Director of BHP Billiton since March 2010 and is the Chairman of the Remuneration Committee.
Ms Hewson says: ‘At BHP Billiton the management team and Board are constantly mindful of the important responsibilities that accompany our position of significant global influence and size. We carry the clear objective to create long-term value for our shareholders, along with the responsibility to always have the highest regard for the safety of our people, to understand the needs of the communities and the environments in which we operate and to follow exemplary governance practices. In this way we aim to create long-term value in a sustainable manner.
Appropriately, our Board members bring a wide range of skills, experience and backgrounds to the Company, but we are united in our focus on the Company’s objectives and responsibilities. My background in finance and risk management as well as my experience across a number of sectors as a Non-executive Director provides a helpful base from which to complement the existing skills and experience of the Board.’
The Board recommends the re-election of Ms Hewson.
30 BHP Billiton Plc Notice of Meeting 2015

Item 20
Andrew Mackenzie BSc (Geology), PhD (Chemistry), 58
Andrew Mackenzie has been the Chief Executive Officer of BHP Billiton since 10 May 2013 and was appointed to the Board on that date. Mr Mackenzie joined BHP Billiton in November 2008 as Chief Executive Non-Ferrous. During his 30-year career in oil and gas, petrochemicals and minerals, Mr Mackenzie has held a variety of senior leadership roles. Mr Mackenzie’s prior career included time with Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and with BP, where he held a number of senior roles, including Group Vice President of Technology and Engineering and Group Vice President for Chemicals. Mr Mackenzie is a Director of the Grattan Institute, Director of the International Council on Mining and Metals and a former Non-executive Director of Centrica plc.
Mr Mackenzie says: ‘It is a privilege to lead one of Australia’s great companies and the world’s leading diversified natural resources company. Over the last few months, I have met with and listened to our people, our shareholders and the many other stakeholders who contribute to our Company’s success. I look forward to continuing the focus on our strategy of owning and safely operating large, low-cost, long-life assets diversified by commodity, geography and market. We will continue to look to Our Charter to guide our decision-making on all aspects of our business, ensuring full consideration of environmental and social issues.’
The Board recommends the re-election of Mr Mackenzie.
Item 21
Lindsay Maxsted DipBus, FCA, 61
Lindsay Maxsted is a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until 2011, continued to undertake consultancy work in the restructuring advisory field. Mr Maxsted was Chief Executive Officer of KPMG Australia between 2001 and 2007. Mr Maxsted is currently the Chairman of Westpac Banking Corporation and of Transurban Group. He is also a Fellow of the Australian Institute of Company Directors and a Director and Honorary Treasurer of Baker IDI Heart and Diabetes Institute. Mr Maxsted was on the Board of the Public Transport Corporation from 1995 to 2001 and in his capacity as Chairman from 1997 to 2001 had the responsibility of guiding the Public Transport Corporation through the final stages of a significant reform process. He has been a Director of BHP Billiton since March 2011. He is Chairman of the Risk and Audit Committee.
Mr Maxsted says: ‘Those companies which consistently outperform their competitors and the market generally are usually underpinned by a superior vision and strategy, great values, and high-quality people. The Board of BHP Billiton has, through focusing on these and the related issues of risk, sustainability and an appropriate governance framework, created an environment for success. Our risks are managed on an enterprise-wide basis. The natural diversification in our portfolio of commodities, geographies, currencies, assets and liabilities is a key element in our risk management approach.
My professional background as a CEO, as an adviser on large and complex corporate restructurings and, more recently, as a Non-executive Director in the banking and finance and infrastructure sectors, has provided me with a diverse range of skills and experience, particularly in a financial context, to draw upon and contribute as a Board member.
I feel very privileged to be offering myself for re-election.’
The Board recommends the re-election of Mr Maxsted.
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Accessing information on BHP Billiton Shareholder information
BHP Billiton Plc Notice of Meeting 2015 31

Explanatory Notes continued
Item 22
Wayne Murdy BSc (Business Administration), CPA, 71
Wayne Murdy has a background in finance and accounting, where he gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont Mining Corporation. Mr Murdy served as the Chief Executive Officer of Newmont Mining Corporation from 2001 to 2007 and as Chairman from 2002 to 2007. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the US National Mining Association, a former member of the Manufacturing Council of the US Department of Commerce and a former Director of Qwest Communications International Inc. Mr Murdy is a Non-executive Director of Weyerhaeuser Company. He has been a Director of BHP Billiton since June 2009 and is a member of the Risk and Audit Committee.
Mr Murdy says: ‘BHP Billiton is one of the most valuable companies in the world, due to its ability to successfully invest and reinvest capital in tier one assets in the natural resource sector. This has been achieved by financial and operating discipline, while focusing on continuous improvement in safety, environmental protection and community relations. Strong Board commitment to strategy review, leadership development and governance best practices should continue to generate strong shareholder value. My background in the international minerals and petroleum industries, as well as financial and capital investment decisions, provides a wide range of experiences from which to contribute to Board discussions.’
The Board recommends the re-election of Mr Murdy.
Item 23
John Schubert AO, BCh Eng, PhD (Chem Eng), 72
John Schubert has considerable experience in the international oil industry, including at Chief Executive Officer level. Dr Schubert has had executive mining and financial responsibilities and was Chief Executive Officer of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. Dr Schubert has experience in mergers, acquisitions and divestments, project analysis and management. Dr Schubert was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. Dr Schubert is Chairman of the Great Barrier Reef Foundation and Chairman of the Garvan Institute of Medical Research. He is a former Chairman of Commonwealth Bank of Australia, WorleyParsons Limited and G2 Therapies Pty Limited, and a former Director of Qantas Airways Limited. He was appointed a Director of BHP Limited in June 2000 and a Director of BHP Billiton in June 2001. Dr Schubert is Chairman of the Sustainability Committee and in this capacity has had oversight of our approach to a wide range of sustainability issues including climate change. Dr Schubert is also a member of the Nomination and Governance Committee.
Dr Schubert says: ‘I believe that long-term shareholder value requires excellent governance, impeccable business values, superior strategy and implementation and, most importantly, outstanding people. In the end it is the quality of people that makes the difference and is the source of enduring competitive advantage. Safety must come first, and the Company must always take into account the requirements of governments, communities and the environment if long-term value is to be created and not put at risk. As a long-standing advocate for action on climate change, I am committed to ensuring that BHP Billiton continues to play a constructive role on these important issues.
My experience at CEO and Board level in companies based, and with operations, in Australia, Europe, Asia and the Americas provides a background from which to make input to the Board across the range of its deliberations.’
The Board recommends the re-election of Dr Schubert.
32 BHP Billiton Plc Notice of Meeting 2015

Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Accessing information on BHP Billiton Shareholder information
Item 24
Shriti Vadera MA, 53
Shriti Vadera brings wide-ranging experience in finance, economics and public policy, as well as extensive experience of emerging markets and international institutions. She is Chairman of Santander UK and has been a Director of AstraZeneca since 2011. She was an investment banker with S G Warburg/UBS from 1984 to 1999, on the Council of Economic Advisers, H M Treasury from 1999 to 2007, Minister in the UK Department of International Development in 2007, Minister in the Cabinet Office and Business Department 2008 to 2009 with responsibility for dealing with the financial crisis, G20 adviser 2009 to 2010, and advised governments, banks and investors on the Eurozone crisis, banking sector, debt restructuring and markets from 2010 to 2014. Baroness Vadera has been a Director of BHP Billiton since January 2011. She is the Senior Independent Director of BHP Billiton Plc, and a member of the Nomination and Governance Committee, the Risk and Audit Committee and the Remuneration Committee.
Baroness Vadera says: ‘BHP Billiton is a global company working in a complex and changing market, geopolitical and regulatory environment. It continues to create shareholder value by maintaining the highest corporate governance standards, by focusing on operational excellence and rigorous implementation of an effective strategy, and through the calibre and commitment of its people. My experience in finance, governments, emerging markets and international institutions provides me with useful perspectives and helps me contribute to the Board’s deliberations and decisions.’
The Board recommends the re-election of Baroness Vadera.
Item 25
Jac Nasser AO, BBus, Hon DT, 67
Following a 33-year career with Ford Motor Company in various leadership positions in Europe, Australia, Asia, South America and the United States, Jac Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. Mr Nasser has more than three decades of experience in large-scale global businesses and a decade of private equity investment and operating expertise. Mr Nasser is a member of the Australian Prime Minister’s Business Advisory Council, a Director of 21st Century Fox and Koç Holding A.Ş. and a member of the International Advisory Council of Allianz Aktiengesellschaft. Mr Nasser is a former Director of British Sky Broadcasting Group plc and of Brambles Limited. He has been a Director of BHP Billiton since June 2006 and was appointed as Chairman in March 2010. Mr Nasser is Chairman of the Nomination and Governance Committee.
Mr Nasser says: ‘The primary responsibility of the Board is to facilitate the overall strength of the Company. This should focus on the optimal allocation of financial, capital and human resources, for creation of long-term shareholder value while also meeting the expectations of other stakeholders, including communities, employees, suppliers and customers and respecting the natural environment. Governance codes emphasise the responsibility of the Chairman for leadership of the Board and ensuring its effectiveness across all aspects of its role. My global experience as a CEO, Board member and a private equity investor, together with my time on the BHP Billiton Board prior to becoming Chairman, has provided me with the background to lead the Board and ensure it performs effectively on behalf of shareholders and other stakeholders.’
The Board recommends the re-election of Mr Nasser.
By order of the Board
Margaret Taylor
Group Company Secretary
BHP Billiton Plc Notice of Meeting 2015 33

Explanatory Notes continued
Appendix 1 - Proposed amendments to the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc - DLC Dividend Share
This Appendix 1 relates to Notice of Meeting Items 10 and 11.
References to ‘Limited Group’ are references to BHP Billiton Limited and its subsidiaries, and references to ‘Plc Group’ are references to BHP Billiton Plc and its subsidiaries.
Amendment Limited Constitution Plc Articles of Association
Change name of Equalisation Shares to ‘DLC Dividend Shares’ It is proposed to replace all references to ‘Equalisation Share’ with ‘DLC Dividend Share’. It is proposed to replace all references to ‘Equalisation Share’ with ‘DLC Dividend Share’.
Payment of dividends on a DLC Dividend Share Rule 121(2)(b) N/A
It is proposed to:
- remove the restriction on the circumstances in which the Directors of Limited may pay a dividend on a Limited DLC Dividend Share; and
- provide that the holder of a Limited DLC Dividend Share will be entitled to be paid such dividends as the Board of Limited may decide to pay on that DLC Dividend Share.
This amendment will align Rule 121(2)(b) of the Limited Constitution with Article 121(2)(c) of the Plc Articles. The Plc Articles currently give the Plc Directors a broad discretion to determine the purposes for which dividends may be paid on a Plc Equalisation Share (to be renamed DLC Dividend Share). However, the Limited Constitution is more restrictive and only permits a dividend to be paid on the Limited Equalisation Share (to be renamed DLC Dividend Share) in certain limited circumstances.
The removal of the restriction from the Limited Constitution will afford greater funds management flexibility to the Group.
34 BHP Billiton Plc Notice of Meeting 2015

Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Accessing information on BHP Billiton Shareholder information
Appendix 1 - Proposed amendments to the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc - DLC Dividend Share
continued
Amendment Limited Constitution Plc Articles of Association
Rule 121(2)(b) Article 121(2)(c)
It is proposed to specify that any dividend on a Limited DLC Dividend Share is non-cumulative. Equivalent amendments are proposed for the Plc Articles.
This amendment is proposed to clarify that the Limited DLC Dividend Share will satisfy a requirement in the Corporations Act 2001 governing the issue of preference shares. This amendment is not strictly necessary from an English law perspective, however, the change is being proposed for consistency with the Limited Constitution.
Rule 121(3) Article 121(3)
It is proposed to provide that a dividend may only be paid on a Limited DLC Dividend Share if the holder of the Limited DLC Dividend Share at the time of payment is Plc or a wholly owned member of the Plc Group. Equivalent amendments are proposed for the Plc Articles (providing that a dividend may only be paid on a Plc DLC Dividend Share if the holder of the Plc DLC Dividend Share at the time of payment is Limited or a wholly owned member of the Limited Group).
This amendment is being made to ensure that the Limited DLC Dividend Share may only be used to transfer funds within the Group.
See adjacent column for explanation.
BHP Billiton Plc Notice of Meeting 2015 35

Explanatory Notes continued
Appendix 1 - Proposed amendments to the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc - DLC Dividend Share
continued
Amendment Limited Constitution Plc Articles of Association
Cap on dividends on a DLC Dividend Share Rule 121(4) and 121(5) Article 121(4) and 121(5)
It is proposed to cap the maximum amount of dividends that may be paid on a Limited DLC Dividend Share since the last ordinary cash dividend paid on ordinary shares to the greater of: It is proposed to cap the maximum amount of dividends that may be paid on a Plc DLC
- the aggregate of the last ordinary cash dividend paid on all Limited ordinary shares; and Dividend Share since the last ordinary cash dividend paid on ordinary shares to the greater of:
- the aggregate of the last ordinary cash dividend paid on all Plc ordinary shares.
However, the cap will not apply to any dividend paid on a Limited DLC Dividend Share if the proceeds of that dividend are to be used (directly or indirectly) to pay a matching special cash dividend on ordinary shares. - the aggregate of the last ordinary cash dividend paid on all Limited ordinary shares; and
It is also proposed to clarify that:
- the aggregate of the last ordinary cash dividend paid on all Plc ordinary shares.
- ‘ordinary cash dividend’, for the purposes of the cap, means any cash dividend paid on Limited or Plc’s ordinary shares which is designated as an interim or final dividend - this will ensure that the maximum amount of the cap cannot be calculated based on the amount of any in-specie dividend, special dividend or bonus dividend paid to shareholders; and
However, the cap will not apply to any dividend paid on a Plc DLC Dividend Share if the proceeds of that dividend are to be used (directly or indirectly) to pay a matching special cash dividend on ordinary shares.
- any election made by shareholders to participate in any dividend plan (such as a dividend reinvestment plan or scrip dividend plan, if one is established) will be disregarded in calculating the aggregate cash dividend for the purposes of the cap - this will ensure that the maximum amount of the cap will not be reduced where shareholders elect (before or after the dividend is determined) to receive a dividend, which they would otherwise be entitled to receive in cash, in another form through a dividend plan.
Equivalent amendments are proposed for the Plc Articles to clarify the meaning of cash dividend for the purposes of the cap. See adjacent column for explanation.
36 BHP Billiton Plc Notice of Meeting 2015

Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Accessing information on BHP Billiton Shareholder information
Appendix 1 - Proposed amendments to the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc - DLC Dividend Share
continued
Amendment Limited Constitution Plc Articles of Association
Redemption of Rule 3 Article 3
DLC Dividend It is proposed to: Equivalent amendments
Shares require Limited to redeem a Limited DLC Dividend Share if a person other than Plc or a wholly owned member of the Plc Group becomes the beneficial owner of that DLC Dividend Share; are proposed for the Plc Articles regarding issue and redemption of a Plc DLC Dividend Share by Plc (including requiring redemption if a person other than Limited or a wholly owned member of the Limited Group becomes the beneficial owner of the Plc DLC Dividend Share).
allow Limited to redeem a Limited DLC Dividend Share at any time;
specify that a redemption must be effected by Limited giving the holder of the Limited DLC Dividend Share written notice of the redemption and paying a sum equal to the subscription price for the Limited DLC Dividend Share; and
clarify that if a Limited DLC Dividend Share is redeemed, Limited may issue a further Limited DLC Dividend Share, but Limited may only have one Limited DLC Dividend Share on issue at any one time. See adjacent column for explanation.
BHP Billiton Plc Notice of Meeting 2015 37

Explanatory Notes continued
Appendix 2 - Proposed amendments to the DLC Structure Sharing Agreement
- DLC Dividend Share
This Appendix 2 relates to Notice of Meeting Item 12.
Amendment Sharing Agreement
Change name of Equalisation Shares to ‘DLC Dividend Shares’ It is proposed to replace all references to ‘Equalisation Share’ (including in the phrase ‘BHP Equalisation Share’ and ‘Billiton Equalisation Share’) with ‘DLC Dividend Share’.
Issue of DLC Dividend Shares Clause 11
It is proposed to amend the Sharing Agreement to provide that each DLC Dividend Share may be issued for such purposes, and dividends paid on that share at such times and in such amounts, as the Directors of the issuing company in good faith consider in their absolute discretion to be in furtherance of any of the principles referred to in the Sharing Agreement, including the principle of Limited and Plc operating as a single unified economic entity subject to a cap.
It is proposed to cap the maximum amount of dividends that may be paid on a DLC Dividend Share since the last ordinary cash dividend paid on ordinary shares to the greater of the aggregate amount of the last ordinary cash dividend paid on all Limited ordinary shares and the aggregate amount of the last ordinary cash dividend paid on all Plc ordinary shares.
The cap will not apply in relation to any dividend paid on a DLC Dividend Share if the proceeds of that dividend are to be used (directly or indirectly) to pay a special cash dividend on Limited or Plc ordinary shares (as applicable).
Amendments similar to those proposed for the Limited Constitution and Plc Articles of Association will clarify the meaning of ‘ordinary cash dividend’ for the purposes of the cap. See Appendix 1 ‘Cap on dividends on a DLC Dividend Share’ for explanation.
These amendments are being made to ensure that the DLC Dividend Share arrangements in the Sharing Agreement are consistent with those in the Limited Constitution and the Plc Articles (as proposed to be amended).
It is proposed to amend clause 11 of the Sharing Agreement to state that the subscription price of the Plc and Limited DLC Dividend Shares will be US$10 each or such other sum as the board of the issuing company may determine.
This amendment will allow for the Limited DLC Dividend Share and Plc Dividend Share, if issued, to have the same subscription price.
38 BHP Billiton Plc Notice of Meeting 2015

Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Accessing information on BHP Billiton Shareholder information
Voting and participating
Your vote is important. By voting, you are involved in the future of BHP Billiton.
Shareholders can vote by:
> attending the meeting and voting in person; or
> appointing an attorney or, in the case of corporate shareholders, a corporate representative, to attend and vote; or
> appointing a proxy to attend and vote on their behalf.
There are also a number of ways you can participate in the Annual General Meeting (AGM).
How are votes calculated under the Dual Listed Companies structure?
In accordance with our Dual Listed Companies structure, all items of business at the 2015 AGMs, except Items 10 to 12, are considered joint electorate actions.
Voting on joint electorate actions works as follows:
if a BHP Billiton Plc shareholder votes at the BHP Billiton Plc AGM (to be held in London on 22 October 2015), an equivalent vote will be cast on the corresponding resolution at the meeting of BHP Billiton Limited;
if a BHP Billiton Limited shareholder votes at the BHP Billiton Limited AGM (to be held in Perth on 19 November 2015), that vote will be treated as though it was also cast on the corresponding resolution at the meeting of BHP Billiton Plc;
a resolution will be passed only if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution).
Items 10, 11 and 12 are class rights actions under the Sharing Agreement, the Limited Constitution and the Plc Articles and the approval of shareholders of BHP Billiton Limited and BHP Billiton Plc voting separately must therefore be obtained. If any of Items 10, 11 and 12 are not passed by the shareholders of BHP Billiton Limited or BHP Billiton Plc, then all three items will fail.
Each of Items 13 and 14 is conditional on the other being approved by shareholders. If either of Item 13 or Item 14 is not approved by shareholders, then both items will fail.
All items of business will be decided by way of a poll.
BHP Billiton Plc Notice of Meeting 2015 39

Voting and participating continued
Am I entitled to vote at the meeting?
In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001 and for the purposes of section 360B of the UK Companies Act 2006, only those shareholders entered on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on Tuesday, 20 October 2015, or in the event that the meeting is adjourned, on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on the day two days before the date of any adjourned meeting, shall be entitled to vote at the meeting, in respect of the number of shares registered in their name at that time. Changes after that time, or in the event that the meeting is adjourned, after 6.00pm (London time) on the day two days before the date of the adjourned meeting, shall be disregarded in determining the rights of any person to attend and vote at the meeting or any adjourned meeting.
In addition, Australian legal requirements limit the eligibility of certain people to vote on some of the items of business to be considered at the AGMs. The applicable voting exclusion (if any) for each item of business is set out immediately after the proposed resolution in this Notice of Meeting.
When should I arrive at the meeting venue?
You must register to vote at the AGM. In order to streamline registration, please arrive at the venue at least 30 minutes before the meeting commences.
I have a power of attorney from a shareholder - how can I attend and vote?
Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting, unless previously given to the Share Registrar.
I am a representative of a corporate shareholder - how can I attend and vote?
A shareholder that is a corporation may appoint an individual to act as its representative(s) and to vote in person at the meeting, provided they do not vote in relation to the same shares. The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the Share Registrar.
I hold American Depositary Shares - can I attend and vote?
The main contact for American Depositary Shares (ADS) holders who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders may deal with them in relation to any rights under agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting.
I want to vote but I can’t attend the meeting - what should I do?
If you cannot attend, you can appoint the Chairman of the meeting or any other person as your proxy, to attend and vote on your behalf.
A proxy form accompanies this Notice of Meeting.
A shareholder entitled to attend and vote is entitled to appoint one or more proxies. A proxy need not be a shareholder and can be an individual or a body corporate. Each proxy will have the right to vote on a poll and to speak at the meeting. If a shareholder appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by a shareholder. Further proxy forms are available by contacting the Share Registrar.
The appointment of a proxy may specify the proportion or number of votes that the proxy may exercise.
40 BHP Billiton Plc Notice of Meeting 2015

Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Accessing information on BHP Billiton Shareholder information
I want to vote but I can’t attend the meeting - what should I do? continued
If a proxy is not directed how to vote on an item of business, the proxy may vote or withhold their vote on that resolution as they think fit. Should any resolution other than those specified in this Notice of Meeting be proposed at the meeting, a proxy may vote on that resolution as they think fit (unless otherwise directed by the shareholder).
If a proxy is instructed to withhold their vote on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.
Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned with a direction on how to vote but the nominated proxy does not attend the meeting, or does not vote on the resolution, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. It is intended that proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction on how to vote will be used where possible to support each of the resolutions proposed in this Notice of Meeting.
The Key Management Personnel (KMP) of BHP Billiton (which includes each of the Directors and members of the Group Management Committee) and their closely related parties (such as close family members and any controlled companies) will not be able to vote your proxy on any of Items 7, 8 and 9, unless you direct them how to vote. If you intend to appoint a member of the KMP as your proxy, please ensure that you direct them how to vote on Items 7, 8 and 9, by marking the voting boxes on the proxy form for those items. If you appoint the Chairman of the meeting as your proxy, or the Chairman of the meeting is appointed as your proxy by default, but you do not mark the voting boxes on the proxy form for any of Items 7, 8 and 9, by completing and returning the proxy form you will be expressly authorising the Chairman of the meeting to exercise your proxy on the resolutions for which voting boxes have not been marked even though they are connected with remuneration of the KMP.
The proxy form must be signed by the shareholder or the shareholder’s attorney.
Proxies appointed by corporations must be executed in accordance with BHP Billiton Plc’s Articles of Association.
I am a ‘nominated person’ - what can I do?
The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from BHP Billiton Plc in accordance with section 146 of the Companies Act (nominated persons). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of the voting rights.
Nominated persons should also remember that their main point of contact in terms of their investment in BHP Billiton Plc remains the shareholder who nominated them to enjoy the information rights (or perhaps the custodian or broker who administers the investment on their behalf). Nominated persons should continue to contact that shareholder, custodian or broker (and not BHP Billiton Plc), regarding any changes or queries relating to their personal details and interest in BHP Billiton Plc (including any administrative matter). The only exception to this is where BHP Billiton Plc expressly requests a response from the nominated person.
BHP Billiton Plc Notice of Meeting 2015 41

Voting and participating continued
By when do I have to submit my proxy appointment?
If you are a shareholder registered on the principal register in the United Kingdom, you must lodge your proxy by 11.00am London time on Tuesday, 20 October 2015 or 12 noon South Africa time on Tuesday, 20 October 2015 for shareholders registered on the South African branch register. Proxies lodged after this time will be invalid.
Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Plc or its Share Registrar at either of the addresses specified below by 11am London time/12 noon South Africa time on Tuesday, 20 October 2015.
Amended instructions must also be received by BHP Billiton Plc or its Share Registrar by the deadline for receipt of proxy.
How do I submit my proxy appointment?
You can lodge your proxy using any of the following methods:
Electronically by recording the proxy appointment and voting instructions via www.bhpbilliton.com or at www.eproxyappointment.com. You can log in on a computer or by using the BHP Billiton Plc mobile voting service for smartphones. Only registered BHP Billiton shareholders may access this facility and will need the Control Number, their Shareholder Reference Number (SRN) and Personal Identification Number (PIN) (each as shown on the proxy form). Once you have entered your voting instructions electronically, you will be asked to confirm your voting selections. At this point, you can request an email confirmation of your vote. Once you press ‘submit’, you will be taken to a screen that confirms your details have been received and processed. If you do not see this confirmation screen, you should contact the Share Registrar.
By hand delivery or post using one of the following addresses:
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
Postal Address (for proxy forms) -
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
United Kingdom
or
BHP Billiton Plc Register and Transfer Secretary
Computershare Investor Services (Pty) Limited
70 Marshall Street
Johannesburg 2001
Postal Address -
PO Box 61051
Marshalltown 2107
South Africa.
Holders of shares dematerialised into STRATE should return their proxy forms directly to their Central Securities Depository Participant or stockbroker.
I have already submitted my proxy appointment - can I still attend the meeting?
Yes, completion and return of a proxy form will not prevent you from attending the meeting and voting in person should you wish to do so.
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I am a CREST member - can I use the CREST electronic proxy appointment service to vote?
Yes, CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instruction as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 11.00am (London time) on Tuesday, 20 October 2015. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instruction to proxies appointed through CREST should be communicated to the appointee through other means.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.
BHP Billiton Plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
Can I ask questions at the meeting?
Discussion at the meeting will take place on all the items of business set out in this Notice of Meeting and in the Explanatory Notes. Shareholders will have the opportunity to ask questions at the meeting (including an opportunity to ask questions of the auditor) in accordance with section 319A of the UK Companies Act 2006.
To ensure that as many shareholders as possible have the opportunity to speak, we ask you to observe the following courtesies:
It would be appreciated if questions are kept as short as possible.
Speakers are requested to restrict themselves to two questions or comments initially. Others may have waited some time to speak. If time permits, anyone wishing to speak more than once will be given a subsequent opportunity.
Shareholders who are unable to attend the meeting or who prefer to register questions in advance are invited to use the question form included with their proxy form (which is also available online at www.bhpbilliton.com).
BHP Billiton Plc Notice of Meeting 2015 43

Voting and participating continued
Will the meeting be webcast?
A live webcast of the meeting will be able to be viewed online at www.bhpbilliton.com. If you attend the AGM in person, you may be included in photographs or the webcast recording.
When can I find out the results of the meeting?
Due to our Dual Listed Companies structure, the results of each resolution cannot be finalised until after both the AGM of BHP Billiton Plc and the AGM of BHP Billiton Limited are concluded. Voting results will be announced to the stock exchanges and made available online at www.bhpbilliton.com as soon as the poll is finalised after the BHP Billiton Limited meeting.
Adoption of Financial Reporting Standard 101 - Reduced Disclosure Framework
BHP Billiton Plc’s individual financial statements are currently prepared in accordance with UK Generally Accepted Accounting Practice (UK GAAP). A new UK GAAP reporting standard, Financial Reporting Standard (FRS) 101 ‘Reduced Disclosure Framework’ (FRS 101), has been introduced and BHP Billiton Plc is proposing that FRS 101 be adopted for its individual financial statements for the financial year beginning 1 July 2015. After applying FRS 101, the financial results, financial position, and disclosures included in BHP Billiton Plc’s individual financial statements are expected to be the same as, or very similar to those reported under the current requirements.
The consolidated financial statements of BHP Billiton will continue to be prepared in accordance with European Union (EU)-adopted International Financial Reporting Standards and applicable laws and are unaffected by this new accounting framework.
BHP Billiton Plc’s individual financial statements will still be prepared to meet the requirements of the UK Companies Act 2006, including giving a true and fair view of BHP Billiton Plc’s assets, liabilities, financial position and profit or loss. BHP Billiton Plc will continue to be required to include in its accounts all information relevant to shareholders and necessary to show a true and fair view.
A shareholder or shareholders holding in aggregate five per cent or more of the total allotted shares in BHP Billiton Plc may serve objections to the use of the disclosure exemptions on BHP Billiton Plc. Such shareholders may object by notifying the Group Company Secretary in writing at BHP Billiton Plc’s registered office by the close of business on Wednesday 21 October 2015.
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Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Accessing information on BHP Billiton Shareholder information
Additional information
It is possible that, pursuant to requests made by shareholders of BHP Billiton Plc under section 527 of the UK Companies Act 2006, the Company may be required to publish on a website a statement setting out any matter relating to: (i) the audit of BHP Billiton Plc’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the meeting; or (ii) any circumstance connected with an auditor of BHP Billiton Plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the UK Companies Act 2006. BHP Billiton Plc may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the UK Companies Act 2006. Where BHP Billiton Plc is required to place a statement on a website under section 527 of the UK Companies Act 2006, it must forward the statement to its auditor not later than the time when it makes the statement available on the website. The business that may be dealt with at the meeting includes any statement that BHP Billiton Plc has been required under section 527 of the UK Companies Act 2006 to publish on a website.
This Notice of Meeting, together with information about the total number of shares in BHP Billiton Plc in respect of which shareholders are entitled to exercise voting rights at the meeting as at the date of this Notice of Meeting, can be found on our website at www.bhpbilliton.com.
As at the date of this Notice of Meeting, BHP Billiton Plc’s issued capital with voting rights consists of 2,112,071,796 ordinary shares of US$0.50 each. Therefore, the total number of voting rights in BHP Billiton Plc is 2,112,071,796. BHP Billiton Plc also has one Special Voting Share in issue to facilitate joint voting by shareholders of BHP Billiton Plc and BHP Billiton Limited on joint electorate actions.
Documents available for inspection
The following documents may be inspected at the registered office of Billiton Billiton Plc during normal business hours on any weekday (public holidays excepted) from the date of this Notice of Meeting until the date of the AGM, and at The QEII Centre for at least 15 minutes prior to and during the meeting:
a copy of BHP Billiton Limited’s existing Constitution and BHP Billiton Limited’s Constitution marked up to show the proposed changes pursuant to Items 10 and 13;
a copy of BHP Billiton Plc’s existing Articles of Association and BHP Billiton Plc’s Articles of Association marked up to show the proposed changes pursuant to Items 11 and 14;
a copy of the DLC Structure Sharing Agreement marked up to show the proposed changes pursuant to Item 12; and
copies of the terms and conditions of appointment of BHP Billiton Plc’s non-executive Directors.
BHP Billiton Plc Notice of Meeting 2015 45

Accessing information on BHP Billiton
All up-to-date shareholder information is available
online at www.bhpbilliton.com
Online shareholder services Latest news
check your holding
register to receive electronic shareholder Reports and presentations communications Company overview (including
update your records (including address Our BHP Billiton Charter, Structure and direct credit details) and Governance)
access all your securities in one portfolio Subscribe to receive news alerts by setting up a personal account sent directly to your email address vote online
www.linkedin.com/company/bhp-billiton
www.youtube.com/bhpbilliton
www.twitter.com/bhpbilliton
BHP Billiton produces a range of publications, which can be viewed or downloaded at www.bhpbilliton.com. You can also elect to receive a paper copy of the Annual Report through the Share Registrar.
Annual Sustainability
Report Report
If you would like further information or would like to change your previous election in relation to electronic or hard copy communications, please contact:
Share Registrar
+44 844 472 7001 (United Kingdom)
+27 11 373 0033 (South Africa)
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Shareholder information
Share Registrars and Transfer Offices
Australia
BHP Billiton Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal Address - GPO Box 2975
Melbourne VIC 3001
Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile +61 3 9473 2460
Email enquiries: www.investorcentre.com/bhp
New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622
Postal Address - Private Bag 92119
Auckland 1142
Telephone +64 9 488 8777
Facsimile +64 9 488 8787
United States
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
Postal Address - PO Box 43078
Providence, RI 02940-3078
Telephone +1 888 404 6340 (toll-free within US)
Facsimile +1 312 601 4331
ADR Depositary, Transfer Agent and Registrar
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile +1 201 324 3284
Email enquiries:
citibank@shareholders-online.com
Website: www.citi.com/dr
United Kingdom
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE
Postal Address (for general enquiries) -
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ
Telephone +44 844 472 7001
Facsimile +44 870 703 6101
Email enquiries: www.investorcentre.co.uk/
contactus
South Africa
BHP Billiton Plc Branch Register
and Transfer Secretary
Computershare Investor
Services (Pty) Limited
70 Marshall Street
Johannesburg 2001
Postal Address - PO Box 61051
Marshalltown 2107
Telephone +27 11 373 0033
Facsimile +27 11 688 5217
Email enquiries:
web.queries@computershare.co.za
Holders of shares dematerialised into STRATE
should contact their CSDP or stockbroker.
BHP Billiton Plc Notice of Meeting 2015 47

Location of the Annual General Meeting

Thursday, 22 October 2015 – 11.00am (London time)



Horse Guards Rd
The Mall
St. James's Park
Whitehall
King Charles St
The Queen Elizabeth II Conference Centre
Westminster
Westminster Bridge
Birdcage Walk
Storey's Gate
Parliament Square
Big Ben
Parliament
Broad Sanctuary
St James's Park
Westminster Abbey
River Thames
Victoria Street
Great Smith St
Great Peter St
Abingdon St
Lambeth Palace Rd
Horseferry Rd
Smith Square
Vincent Square
A202
Millbank

The QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE

The QEII Centre is centrally located in Westminster, London. Surrounded by an efficient citywide transport network of buses and within walking distance of three mainline and underground train stations, visitors are well-connected to the Centre.

Transport options

Trains

Charing Cross (0.7 mile) – Turn left towards Trafalgar Square; left down Whitehall then into Parliament Square, turn right onto Broad Sanctuary. The Centre is on your right.

Victoria (0.7 mile) – Walk to bus stand, turn right onto Victoria Street. Continue until you reach Westminster Abbey. The Centre is on your left.

Waterloo (1 mile) – Turn left, walk to roundabout. Cross York Road and take Westminster Bridge Road. Cross to Parliament Square right onto Broad Sanctuary. The Centre is on your right.

Bus Services

Buses 11, 24, 53, 77a and 88 stop at Parliament Square. Walk, with Parliament Square on your left, turn right onto Broad Sanctuary. The Centre is located on your right.

Tube

Westminster Station (0.1 mile) – Jubilee, Circle and District Lines. Via exit 6 to Whitehall, left into Parliament Square, cross road, turn right onto Broad Sanctuary. The Centre is located on your right.

St James's Park Station (0.1 mile) – Circle and District Lines. Broadway exit, walk down Tothill Street. At end of street, turn left and you will see the Centre directly in front of you.

Victoria Tube Station (0.7 mile) – Victoria, Circle and District Lines. Turn right and walk down Victoria Street. At the end is Broad Sanctuary, the Centre is on the left-hand side.

Car

There is no car parking at the Centre; however, Q-Park Westminster car park is located just a short distance from The QEII Centre in Great College Street, SW1P 3RX. For more information about the car park please visit their website: *www.q-park.co.uk*.

For more information, please visit the Centre's website *www.qeiicentre.london/contact-us/how-to-find-us*. Disabled participants arriving at the Centre in a vehicle with a disabled badge displayed may park on the forecourt of the building.

48 BHP Billiton Plc Notice of Meeting 2015